OMB APPROVAL

OMB Number:	3235-0145

Expires:	October 31, 2005

Estimated average burden
hours per form . . . 11.0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)1

Central European Distribution Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

153435-10-2

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]     Rule 13d-1(b)

[  ]     Rule 13d-1(c)

[x]     Rule 13d-1(d)

1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 153435-10-2                                                 SCHEDULE 13G                                                                 Page 1 of 4 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jeffrey K. Peterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 606,070 6. Shared Voting Power 0 7. Sole Dispositive Power 606,070 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 606,070

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 10.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 153435-10-2                                                 SCHEDULE 13G                                                                 Page 2 of 4 Pages

Item  1.        (a)   Name of Issuer:

Central European Distribution Corporation

                     (b)   Address of Issuer’s Principal Executive Offices:

Palm Tower Building

1343 Main Street, Suite 301

Sarasota, Florida 34236

Item  2.        (a)   Name of Person Filing:

Jeffrey K. Peterson

                     (b)   Address of Principal Business Office or, if none, Residence:

1707 Waldemere Street

Sarasota, Florida 34239

                     (c)   Citizenship:

United States

                     (d)   Title of Class of Securities:

Common Stock, par value $0.01 per share

                     (e)   CUSIP Number:

153435-10-2

Item  3.         If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP No. 153435-10-2                                                 SCHEDULE 13G                                                                 Page 3 of 4 Pages

Item	4. Ownership.

As of December 31, 2002:

(a)	Amount beneficially owned: 606,070 shares, which includes 36,000 shares that may be acquired within 60 days pursuant to options granted to Mr. Peterson

(b)	Percent of class of Class A Common Stock: 10.5%

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: 606,070

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or direct the disposal of: 606,070

(iv)	Shared power to dispose or direct the disposal of: 0

Item	5. Ownership of Five Percent or Less of a Class

Not applicable

Item	6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item	7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the

Parent Holding Company

Not applicable

Item	8. Identification and Classification of Members of the Group

Not applicable

Item	9. Notice of Dissolution of Group

Not applicable

CUSIP No. 153435-10-2                                                       SCHEDULE 13G                                                             Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13G is true, complete and correct.

Dated: February 13, 2003

/s/ Jeffrey K. Peterson
Jeffrey K. Peterson